Exhibit 99.2

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

Consolidated Financial Statements

Magna International Inc.

December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magna International Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to an account or disclosure that is material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment – Body Exteriors & Structures and Power & Vision Segments — Refer to Notes 2 and 11 to the financial statements

Critical Audit Matter Description

The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of reporting units (“RUs”) to their respective carrying amounts. The fair value of the Company’s RUs were determined using their estimated discounted future cash flows. As the fair value exceeded the carrying amounts for the identified RUs, no impairment was recorded. For one RU in the Body Exteriors & Structures segment and one RU in the Power & Vision segment (“identified RUs”), the difference between the carrying amounts and fair values, while positive, have a heightened risk of impairment.

While there are several estimates and assumptions that are required to determine the fair value of the identified RUs, the estimates and assumptions with the highest degree of subjectivity are forecasted sales volumes, discount rates and the terminal growth rates. Given the significant judgments made by management in the evaluation of impairment for the identified RUs, auditing the key assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to forecasted sales volumes, discount rates and terminal growth rates used to determine the fair value of the identified RUs included the following, among others:

•	Evaluated the reasonableness of management’s forecasted sale volumes through consideration of the following:
o	Historical sales volumes;
o	Analyst and industry reports;
o	Pipeline of contracts in the proposal stage;
o	Underlying management analyses detailing growth plans;
o	Known changes in the Company’s operations, which are expected to impact future operating performance; and
o	Internal communications to management and the Board of Directors.
•	With the assistance of fair value specialists, evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates and developing a range of independent estimates and comparing those to the discount rates selected by management.
•	With the assistance of fair value specialists, evaluated the reasonableness of the terminal growth rates by developing a range of independent estimates and comparing those to the terminal growth rates selected by management.
•	Evaluated the effectiveness of controls over the determination of forecasted sales volumes, discount rates and terminal growth rates.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 26, 2025

We have served as the Company's auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024 of the Company and our report dated February 26, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 26, 2025

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[U.S. dollars in millions, except per share figures]

Years ended December 31,

	Note	2024	2023
Sales		$42,836	$42,797

Costs and expenses
Cost of goods sold		37,037	37,185
Selling, general and administrative		2,061	2,050
Depreciation		1,510	1,436
Amortization of acquired intangible assets		112	88
Interest expense, net	16	211	156
Equity income		(101)	(112)
Other expense, net	4	464	388
Income from operations before income taxes		1,542	1,606
Income taxes	12	446	320
Net income		1,096	1,286
Income attributable to non-controlling interests		(87)	(73)
Net income attributable to Magna International Inc.		$1,009	$1,213

Earnings per Common Share:	5
Basic		$3.52	$4.24
Diluted		$3.52	$4.23

Weighted average number of Common Shares outstanding during the year [in millions]:	5
Basic		286.8	286.2
Diluted		286.9	286.6

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[U.S. dollars in millions]

Years ended December 31,

	Note	2024	2023
Net income		$1,096	$1,286

Other comprehensive income (loss), net of tax:	21
Net unrealized (loss) gain on translation of net investment in foreign operations		(555)	166
Net unrealized (loss) gain on cash flow hedges		(102)	94
Reclassification of net gain on cash flow hedges to net income		(54)	(56)
Reclassification of net loss on pensions to net income		1	1
Pension and post-retirement benefits		1	(5)
Other comprehensive (loss) income		(709)	200
Comprehensive income		387	1,486
Comprehensive income attributable to non-controlling interests		(71)	(56)
Comprehensive income attributable to Magna International Inc.		$316	$1,430

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[U.S. dollars in millions, except shares issued]

As at December 31,

	Note	2024	2023
ASSETS
Current assets
Cash and cash equivalents	6	$1,247	$1,198
Accounts receivable		7,376	7,881
Inventories	8	4,151	4,606
Prepaid expenses and other		344	352
		13,118	14,037

Investments	9	1,045	1,273
Fixed assets, net	10	9,584	9,618
Operating lease right-of-use assets	17	1,941	1,744
Intangible assets, net	13	738	876
Goodwill	11	2,674	2,767
Other assets	14, 18	1,120	1,319
Deferred tax assets	12	819	621
		$31,039	$32,255
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowing		$271	$511
Accounts payable		7,194	7,842
Other accrued liabilities	15	2,572	2,626
Accrued salaries and wages		867	912
Income taxes payable		192	125
Long-term debt due within one year	16	708	819
Current portion of operating lease liabilities	17	293	399
		12,097	13,234

Long-term debt	16	4,134	4,175
Operating lease liabilities	17	1,662	1,319
Long-term employee benefit liabilities	18	533	591
Other long-term liabilities	19	396	475
Deferred tax liabilities	12	277	184
		19,099	19,978

Shareholders' equity
Common Shares [issued: 2024 – 282,875,928; 2023 – 286,552,908]	20	3,359	3,354
Contributed surplus		149	125
Retained earnings		9,598	9,303
Accumulated other comprehensive loss	21	(1,584)	(898)
		11,522	11,884

Non-controlling interests		418	393
		11,940	12,277
		$31,039	$32,255

Commitments and contingencies [notes 16, 17, 22 and 23]

See accompanying notes

On behalf of the Board:
	/s/ "Mary Lou Maher"	/s/ "Robert F. MacLellan"
	Director	Chairman of the Board

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[U.S. dollars in millions]

Years ended December 31,

	Note	2024	2023
OPERATING ACTIVITIES
Net income		$1,096	$1,286
Items not involving current cash flows	6	1,857	1,642
		2,953	2,928
Changes in operating assets and liabilities	6	681	221
Cash provided from operating activities		3,634	3,149

INVESTMENT ACTIVITIES
Fixed asset additions		(2,178)	(2,500)
Increase in investments, other assets and intangible assets		(617)	(562)
Acquisitions	7	(86)	(1,504)
Increase in public and private equity investments		(12)	(11)
Net cash inflow (outflow) from disposal of facilities	4	82	(48)
Proceeds from dispositions		219	122
Cash used for investing activities		(2,592)	(4,503)

FINANCING ACTIVITIES
Issues of debt	16	778	2,083
Issue of Common Shares on exercise of stock options		30	20
Contributions to subsidiaries by non-controlling interests		—	11
Tax withholdings on vesting of equity awards		(8)	(11)
Dividends paid to non-controlling interests		(46)	(74)
(Decrease) increase in short-term borrowings		(182)	487
Repurchase of Common Shares	20	(207)	(13)
Dividends		(539)	(522)
Repayments of debt	16	(815)	(644)
Cash (used for) provided from financing activities		(989)	1,337

Effect of exchange rate changes on cash and cash equivalents		(4)	(19)

Net increase (decrease) in cash and cash equivalents during the year		49	(36)
Cash and cash equivalents, beginning of year		1,198	1,234
Cash and cash equivalents, end of year	6	$1,247	$1,198

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[U.S. dollars in millions, except number of common shares]

	Common Shares					Non-
		Stated	Contributed	Retained		controlling	Total
	Number	Value	Surplus	Earnings	AOCL [i]	Interests	Equity
	[in millions]
Balance, December 31, 2022	285.9	$3,299	$111	$8,639	$(1,114)	$400	$11,335
Net income				1,213		73	1,286
Other comprehensive income					217	(17)	200
Contribution by non-controlling interests						11	11
Shares issued on exercise of stock options	0.5	25	(5)				20
Release of stock and stock units	0.4	26	(26)				—
Tax withholdings on vesting of equity awards	(0.2)	(2)		(9)			(11)
Repurchase and cancellation under normal course issuer bids [note 20]	(0.2)	(2)		(10)	(1)		(13)
Stock-based compensation expense			45				45
Dividends paid to non-controlling interests						(74)	(74)
Dividends paid [$1.84 per share]	0.2	8		(530)			(522)
Balance, December 31, 2023	286.6	$3,354	$125	$9,303	$(898)	$393	$12,277
Net income				1,009		87	1,096
Other comprehensive loss					(693)	(16)	(709)
Shares issued on exercise of stock options	0.7	36	(6)				30
Release of stock and stock units	0.3	19	(19)				—
Tax withholdings on vesting of equity awards	(0.2)	(2)		(6)			(8)
Repurchase and cancellation under normal course issuer bids [note 20]	(4.7)	(55)		(162)	7		(210)
Stock-based compensation expense			49				49
Dividends paid to non-controlling interests						(46)	(46)
Dividends paid [$1.90 per share]	0.2	7		(546)			(539)
Balance, December 31, 2024	282.9	$3,359	$149	$9,598	$(1,584)	$418	$11,940

(i)            AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Magna International Inc. [collectively "Magna" or the "Company"] is a mobility technology company and a global supplier in the automotive space. The Company’s systems approach to design, engineering and manufacturing touches nearly every aspect of the vehicle. Magna has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems.

The consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in the United States of America ["GAAP"].

Principles of consolidation

The consolidated financial statements include the accounts of Magna and its subsidiaries in which Magna has a controlling financial interest and is the primary beneficiary. The Company presents non-controlling interests as a separate component within Shareholders' equity in the Consolidated Balance Sheets. All intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive loss. Foreign exchange gains or losses on debt that was designated as a hedge of the Company's net investment in these foreign operations are also recorded in accumulated other comprehensive loss.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in net income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company's future committed foreign currency based outflows and inflows. Most of the Company's foreign exchange contracts are subject to master netting arrangements that provide for the net settlement of contracts, by counterparty, in the event of default or termination. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded on a gross basis in prepaid expenses and other, other assets, other accrued liabilities or other long-term liabilities. To the extent that derivative instruments are designated and qualify as cash flow hedges, the changes in their fair values are recorded in other comprehensive income. Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recognized immediately in net income based on the nature of the underlying transaction. Amounts accumulated in other comprehensive loss or income are reclassified to net income in the period in which the hedged item affects net income.

If the Company's foreign exchange forward contracts cease to be effective as hedges, for example if projected foreign cash inflows or outflows declined significantly, gains or losses would be recognized in net income at the time this condition was identified.

2024 Annual Financial Statements     1

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

2.	SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost determined substantially on a first-in, first-out basis, or net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Investments

The Company accounts for investments in companies over which it has the ability to exercise significant influence, but does not hold a controlling financial interest, under the equity method ["Equity method investments"]. The Company monitors its Equity method investments for indicators of other-than-temporary declines in value on an ongoing basis. If the Company determines that an other-than-temporary decline in value has occurred, it recognizes an impairment loss, which is measured as the difference between the book value and the fair value of the investment. Fair value is generally determined using an income approach based on discounted cash flows. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement" and primarily consist of expected investee revenue and costs, estimated production volumes and discount rates.

The Company also has investments in private and publicly traded companies over which it does not have the ability to exercise significant influence. The Company has elected to use the measurement alternative, defined as cost, less impairments, adjusted by observable price changes to measure the private equity investments. The Company values its investments in publicly traded equity securities using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded.

Private equity investments are subject to impairment reviews which considers both qualitative and quantitative factors that may have a significant impact on the investee's fair value. Upon determining that an impairment may exist, the security's fair value is calculated using the best information available, which may include cash flow projections or other available market data, and is compared to its carrying value. An impairment is recognized immediately if the carrying value exceeds the fair value.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.

Finite-lived intangible assets, which have arisen principally through acquisitions, include customer relationship intangibles, and patents and technology. Amortization of these finite-lived intangible assets is included within Amortization of acquired intangible assets. Amortization of other finite-lived intangible assets, including computer software and other licenses, is included within Depreciation. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives which range from 4 to 15 years.

The Company assesses fixed and finite-lived intangible assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of fixed and finite-lived intangible assets is generally determined using estimated discounted future cash flows.

2024 Annual Financial Statements     2

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Business combinations

The Company accounts for transactions in which it obtains control of a business in accordance with the acquisition method. The purchase price of an acquired business is allocated to its identifiable assets and liabilities based on estimated fair values at the date of the acquisition, and any excess is recorded as goodwill. During the measurement period, which may be up to one year following the acquisition date, the Company may record adjustments to assets acquired and liabilities assumed. Acquisition related costs incurred as a result of the business combination are expensed as incurred.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent write-downs for impairment. Goodwill is reviewed for impairment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. The Company elects to directly assess goodwill impairment based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using its estimated discounted future cash flows.

Tooling and Pre-Production Engineering Costs Related to Long-Term Supply Agreements

The Company incurs pre-production engineering and tooling costs related to the products produced for its customers under long-term supply agreements. Customer reimbursements for tooling and pre-production engineering activities that are part of a long-term supply arrangement are accounted for as a reduction of cost. Pre-production costs related to long-term supply arrangements with a contractual guarantee for reimbursement and capitalized tooling are included in Other assets.

The Company expenses all pre-production engineering costs for which reimbursement is not contractually guaranteed by the customer. All tooling costs related to customer-owned tools for which reimbursement is not contractually guaranteed by the customer or for which the Company does not have a non-cancelable right to use the tooling are also expensed.

Warranty

The Company has assurance warranties and records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. However, for certain products, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience. Product liability and recall provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. Judgement is also required as to the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.

When a decision to recall a product has been made or is probable, the Company's portion of the estimated cost of the recall is recorded as a charge to net income in that period. The Company monitors warranty activity on an ongoing basis and adjusts reserve balances when it is probable that future warranty costs will be different than those previously estimated.

Income taxes

The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company assesses whether valuation allowances should be established or maintained against its deferred tax assets based on consideration of all available evidence using a "more-likely-than-not" standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

2024 Annual Financial Statements     3

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries if these items are considered to be reinvested for the foreseeable future, until it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further tax on remittance.

Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Leases with an initial term of 12 months or less are considered short-term and are not recorded on the balance sheet. The Company recognizes operating lease expense for these leases on a straight-line basis over the lease term.

Operating lease right-of-use ["ROU"] assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the rate implicit in the lease is not readily determinable for the Company's operating leases, an incremental borrowing rate is generally used to determine the present value of future lease payments. The incremental borrowing rate for each lease is based on the Company's estimated borrowing rate over a similar term to that of the lease payments, adjusted for various factors including collateralization, location and currency.

The Company's leases for manufacturing facilities are often subject to variable lease-related payments, such as escalation clauses based on consumer price index rates or other similar indices. Variable payments that are based on an index or a rate are included in the recognition of the Company's ROU assets and lease liabilities using the index or rate at lease commencement. Subsequent changes to these lease payments due to rate or index updates are recorded as lease expense in the period incurred.

The Company's lease agreements generally exclude non-lease components, and do not contain any material residual value guarantees or material restrictive covenants.

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long-term service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of: [i] the accrued benefit obligation at the beginning of the year; and [ii] the fair value [or market related value] of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income when contributions become payable.

The funded status of the plans is measured as the difference between the fair value of the plan assets and the projected benefit obligation ["PBO"]. The aggregate of all overfunded plans is recorded in other assets, and the aggregate of all underfunded plans is recorded in long-term employee benefit liabilities. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next twelve months, is reflected in other accrued liabilities.

2024 Annual Financial Statements     4

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Revenue recognition

The Company enters into contracts with its customers to provide production parts or assembled vehicles. Contracts do not commit the customer to a specified quantity of products; however, the Company is generally required to fulfill its customers' purchasing requirements for the production life of the vehicle. Contracts do not typically become a performance obligation until the Company receives a purchase order and a customer release for a specific number of parts or assembled vehicles at a specified price. While long-term supply agreements generally range from five to seven years, with some shorter or longer term agreements, contracts may be terminated by customers at any time. Historically, terminations have not been significant. Contracts may also provide for annual price reductions over the production life of the vehicle, and prices are adjusted on an ongoing basis to reflect changes in product content/cost and other commercial factors.

Revenue is recognized at the point in time when control of the parts produced or assembled vehicles are transferred to the customer according to the terms of the contract. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for those products based on purchase orders and ongoing price adjustments [some of which is accounted for as variable consideration]. The Company uses the expected value method, taking into account historical data and the status of current negotiations, to estimate the amount to which it expects to be entitled. Significant changes to the Company's estimates of variable consideration are not expected.

The Company's complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services, some of which may be implicitly contracted. For these arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost plus a margin approach and amounts related to revenue are recognized as discussed above.

The terms of the Company’s complete vehicle assembly contracts with customers differ with respect to the ownership of components related to the assembly process. Under contracts where the Company acts as principal, purchased components in assembled vehicles are included in our inventory, accounts payable and cost of sales. These costs are reflected in the revenue recognized from the sale of the final assembled vehicle to the customer and are included in accounts receivable. Where a contract provides that the primary components are held on consignment by the Company, the revenue recognized principally reflects the assembly fee.

The Company also performs tooling and engineering activities for its customers that are not part of a long-term production arrangement. Tooling and engineering revenue is recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment plus a reasonable profit, for performance completed to date. Over-time recognition utilizes costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying performance obligations. Revenue is recognized as control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. For the year ended December 31, 2024, total tooling and engineering sales were $1.1 billion [2023 - $785 million].

The Company's customers pay for products received in accordance with payment terms that are customary in the industry, primarily 30 to 90 days. The Company's contracts with its customers do not have significant financing components.

Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.

Contract Assets and Liabilities

The Company's contract assets relate to the right to consideration for work completed but not yet billed and are included in Accounts Receivable. Amounts may not exceed their net realizable value. As at December 31, 2024, the Company's unbilled accounts receivable balance was $913 million [2023 - $765 million]. Contract assets do not include the costs of obtaining or fulfilling a contract with a customer, as these amounts are generally expensed as incurred.

Customer advances are recorded as deferred revenue [a contract liability]. As at December 31, 2024 the contract liability balance was $301 million [2023 - $570 million]. As performance obligations were satisfied during 2024, the Company recognized $228 million [2023 - $87 million] of previously recorded contract liabilities into revenue.

2024 Annual Financial Statements     5

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Government assistance

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures may be deferred and recognized in the consolidated statement of income over the period necessary to match them with the costs that they are intended to compensate and are presented as a reduction of the related expense. The Company also receives tax credits and tax super deductions, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received. When a government loan is issued to the Company at a below-market rate of interest, the loan is initially recorded at its net present value and accreted to its face value over the period of the loan. The benefit of the below-market rate of interest is accounted for similar to a government grant and is measured as the difference between the initial carrying value of the loan and the cash proceeds received.

Research and development

Costs incurred in connection with research and development activities, to the extent not recoverable from the Company's customers, are expensed as incurred. For the years ended December 31, 2024 and 2023, research and development costs charged to expense, net of reimbursements, were $874 million and $862 million, respectively.

Restructuring

Restructuring costs generally include employee termination benefits, as well as other costs resulting from restructuring actions. These actions may result in employees receiving voluntary or involuntary termination benefits, which are mainly pursuant to union or other contractual agreements or statutory requirements. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued upon the commitment to a termination plan and when liabilities are determined to be probable and estimable. Additional elements of severance and termination benefits associated with nonrecurring benefits may be recognized rateably over each employee's required future service period. All other restructuring costs are expensed as incurred.

Earnings per Common Share

Basic earnings per Common Share are calculated on net income attributable to Magna International Inc. using the weighted average number of Common Shares outstanding during the year.

Diluted earnings per Common Share are calculated on the weighted average number of Common Shares outstanding, including an adjustment for stock options outstanding using the treasury stock method.

2024 Annual Financial Statements     6

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

3.	ACCOUNTING STANDARDS

ACCOUNTING CHANGES

Segment Reporting

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which expands disclosure requirements, including enhanced disclosures of significant segment expenses. The Company adopted the amendments of this ASU retrospectively. Refer to Note 24 for further information.

Supplier Financing Programs

The Company adopted ASU No. 2022-04 “Liabilities –Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations” on January 1, 2023, and subsequently adopted the annual roll-forward disclosure requirement retrospectively. Refer to Note 22 [d].

FUTURE ACCOUNTING STANDARDS

Income Tax Disclosures

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which expands existing guidance to require companies to disclose, among other items, specific categories in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. The amendments are effective for the Company’s December 31, 2025 annual reporting period. The Company is evaluating the impact of this amendment on the related financial statement disclosures.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of income statement expenses”, which requires detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, and amortization) in commonly presented expense captions (such as cost of sales and SG&A). The ASU is effective for fiscal years beginning after December 15, 2026 and for interim periods beginning after December 15, 2027. The ASU may be applied on either a prospective or retrospective basis. The Company is evaluating the impact of this amendment on the related financial statement disclosures.

4.	OTHER EXPENSE, NET

Other expense, net consists of significant items such as: impairment charges; restructuring costs generally related to significant plant closures or consolidations; net losses (gains) on investments; gains or losses on disposal of facilities or businesses; and other items not reflective of ongoing operating profit or loss. For the years ended December 31, 2024 and 2023, Other expense, net consists of:

	2024	2023
Impacts related to Fisker Inc. [“Fisker”] [a]	$198	$110
Restructuring activities [b]	187	148
Long-lived asset impairments [c]	79	—
Investments [d]	9	91
Gain on business combination [e]	(9)	—
Veoneer Active Safety Business transaction costs [f]	—	23
Operations in Russia [g]	—	16
Other expense, net	$464	$388

2024 Annual Financial Statements     7

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[a]	Impacts related to Fisker

	2024	2023
Impairment and supplier related settlements	$330	$—
Fisker warrants	33	110
Recognition of deferred revenue	(196)	—
Restructuring	31	—
	$198	$110

During 2024, Fisker filed for Chapter 11 bankruptcy protection in the United States and for similar protection in Austria. As a result during 2024, the Company recorded impairment charges on its Fisker related assets, as well as charges for supplier settlements and restructurings. In the course of such bankruptcy proceedings, during the third quarter of 2024, the Company's manufacturing agreement for the Fisker Ocean SUV was terminated and as a result, the Company recognized $196 million of previously deferred revenue related to its Fisker warrants.

Impairment and supplier related settlements

During 2024, the Company recorded a $279 million [$219 million after tax] impairment charge on its Fisker related assets including production receivables, inventory, fixed assets and other capitalized expenditures. The Company recorded an additional $51 million [$38 million after tax] of charges in connection with supplier settlements. For 2024, charges related to impairments, purchase obligations and supplier settlements totaled $330 million [$257 million after tax].

The following table summarizes the net asset impairments and supplier settlements for the year ended December 31, 2024, by segment:

	Body
	Exteriors &	Power &	Seating	Complete
	Structures	Vision	Systems	Vehicles	Total
Accounts receivable	$3	$4	$2	$14	$23
Inventories	5	52	8	2	67
Other assets, net	—	54	—	90	144
Fixed assets, net	1	49	5	3	58
Other accrued liabilities	(5)	—	—	(10)	(15)
Operating lease right-of-use assets	1	—	1	—	2
	5	159	16	99	279
Supplier settlements	4	41	6	—	51
	$9	$200	$22	$99	$330

Fisker warrants

In 2020, Fisker issued 19.5 million penny warrants to the Company to purchase common stock in connection with its agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. These warrants vested during 2021 and 2022 based on specified milestones and were marked to market each quarter.

During 2024, Magna recorded a $33 million [$25 million after tax] impairment charge on these warrants, reducing the value of the warrants to nil. During 2023, the Company had revaluation losses of $110 million [$83 million after tax] on these warrants.

2024 Annual Financial Statements     8

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Recognition of deferred revenue

When the warrants were issued and the vesting provisions realized, the Company recorded offsetting amounts to deferred revenue within other accrued liabilities and other long-term liabilities and a portion of this deferred revenue was previously recognized in income as performance obligations were satisfied. During the third quarter of 2024, the agreement for manufacturing of the Fisker Ocean SUV was terminated, and the Company recognized the remaining $196 million of deferred revenue into income.

Restructuring

During 2024, the Company recorded restructuring charges of $31 million [$24 million after tax] in its Complete Vehicles segment in connection with its Fisker related assembly operations.

[b]	Restructuring activities

The Company recorded restructuring charges related to significant plant closures and consolidations primarily in Europe and to a lesser extent in North America.

	2024	2023
Power & Vision	$104	$117
Complete Vehicles	55	—
Body Exteriors & Structures	28	31
Other expense, net	187	148
Tax effect	(28)	(24)
Net loss attributable to Magna	$159	$124

[c]	Long-lived asset impairments

During 2024, the Company recorded impairment charges of $79 million [$79 million after tax] on fixed assets, right of use assets and intangible assets at two European lighting facilities in its Power & Vision segment.

[d]	Investments

	2024	2023
Non-cash impairment charge [i]	$13	$90
Revaluation of public and private equity investments	13	1
Revaluation of public company warrants [ii]	(17)	—
Other expense, net	9	91
Tax effect	3	(1)
Net loss attributable to Magna	$12	$90

[i]	The non-cash impairment charge relates to the impairment of a private equity investment.

[ii]	The revaluation of Fisker warrants previously presented within Revaluation of public company warrants has been reclassified to Impacts related to Fisker.

[e]	Gain on business combination

During 2024, the Company acquired a business in the Body Exteriors & Structures segment for $5 million, which resulted in a bargain purchase gain of $9 million [$9 million after tax].

[f]	Veoneer Active Safety Business transaction costs

During 2023, the Company incurred $23 million [$22 million after tax] of transaction costs related to the acquisition of the Veoneer Active Safety Business [“Veoneer AS”].

[g]	Operations in Russia

During 2023, the Company completed the sale of all of its investments in Russia which resulted in a loss of $16 million [$16 million after tax] including a net cash outflow of $23 million.

2024 Annual Financial Statements     9

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

5.	EARNINGS PER SHARE

Earnings per share are computed as follows:

	2024	2023
Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$1,009	$1,213
Weighted average number of Common Shares outstanding during the year	286.8	286.2
Basic earnings per Common Share	$3.52	$4.24
Diluted earnings per Common Share [a]:
Net income attributable to Magna International Inc.	$1,009	$1,213
Weighted average number of Common Shares outstanding during the year	286.8	286.2
Stock options and restricted stock	0.1	0.4
	286.9	286.6
Diluted earnings per Common Share	$3.52	$4.23

[a]	Diluted earnings per Common Share exclude 5.2 million [2023 – 2.8 million] Common Shares issuable under the Company's Incentive Stock Option Plan because these options were not "in-the-money". The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

2024 Annual Financial Statements     10

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

6.	DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]	Cash and cash equivalents consist of:

	2024	2023
Bank term deposits and bankers' acceptances	$497	$502
Cash	750	696
	$1,247	$1,198

[b]	Items not involving current cash flows:

	2024	2023
Depreciation	$1,510	$1,436
Amortization of acquired intangible assets	112	88
Amortization of other assets and intangible assets included in cost of goods sold	306	224
Deferred revenue amortization	(294)	(159)
Other non-cash charges	10	41
Deferred tax recovery	(110)	(261)
Dividends received in excess of equity income	78	37
Non-cash portion of Other expense, net [note 4]	245	236
	$1,857	$1,642

[c]	Changes in operating assets and liabilities:

	2024	2023
Accounts receivable	$454	$(819)
Inventories	153	(196)
Prepaid expenses and other	(35)	15
Accounts payable	(357)	609
Accrued salaries and wages	1	(23)
Other accrued liabilities	369	636
Income taxes payable (receivable)	96	(1)
	$681	$221

2024 Annual Financial Statements     11

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

7.	BUSINESS COMBINATIONS

[a]	HE System Electronic Acquisition

On May 31, 2024, the Company acquired 100% of the common shares and voting interests of HE System Electronic [“HES”]. HES develops and produces micro-electronic assemblies and electronic systems. The acquisition was accounted for as a business combination and is recorded in the Company’s Power & Vision segment. Total consideration was $51 million [net of $1 million cash acquired], and was recognized as non-cash working capital of $6 million and long-lived assets of $45 million.

[b]	Veoneer Acquisition

On June 1, 2023, the Company completed the acquisition of 100% of the common shares and voting interests of the entities holding Veoneer AS for $1,438 million [net of $111 million cash acquired]. The final allocation of the consideration to the assets acquired and liabilities assumed was completed during the second quarter of 2024, and was consistent with the preliminary purchase price allocation.

8.	INVENTORIES

Inventories consist of:

	2024	2023
Raw materials and supplies	$1,672	$1,861
Work-in-process	446	450
Finished goods	664	569
Tooling and engineering	1,369	1,726
	$4,151	$4,606

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

2024 Annual Financial Statements     12

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

9.	INVESTMENTS

	2024	2023
Equity method investments [a]	$794	$987
Public and private equity investments [b]	206	230
Warrants	14	34
Debt investments	31	22
	$1,045	$1,273

[a]	The ownership percentages and carrying values of the Company's principal equity method investments at December 31 were as follows [in millions, except percentages]:

		2024	2023
LG Magna e-Powertrain Co., Ltd. [i]	49.0%	$298	$405
Litens Automotive Partnership [ii]	76.7%	$262	$332
Hubei HAPM Magna Seating Systems Co., Ltd.	49.9%	$140	$129
BAIC BluePark Magna Automobile Co., Ltd.	49.0%	$99	$95

[i]	LG Magna e-Powertrain [“LGM”] is a variable interest entity [‘‘VIE’’] and depends on the Company and LG Electronics for any additional cash needs. The Company cannot make key operating decisions considered the most significant to the VIE, and is therefore not the primary beneficiary. The Company’s known maximum exposure to loss approximated the carrying value of its investment balance as at December 31, 2024.

[ii]	The Company accounts for its investments under the equity method of accounting as a result of significant participating rights that prevent control.

[b]	Cumulative unrealized gains and losses on equity securities held as at December 31, 2024 were $29 million and $18 million [$28 million and $323 million as at December 31, 2023], respectively.

A summary of the total financial results, as reported by the Company's equity method investees, in the aggregate, at December 31 was as follows:

Summarized Balance Sheets

	2024	2023
Current assets	$2,543	$2,516
Non-current assets	$1,561	$1,884
Current liabilities	$1,870	$1,702
Long-term liabilities	$682	$876

Summarized Income Statements

	2024	2023
Sales	$5,300	$5,008
Cost of goods sold & expenses	5,184	4,863
Net income	$116	$145

Sales to equity method investees were approximately $155 million and $83 million for the years ended December 31, 2024 and 2023, respectively.

2024 Annual Financial Statements     13

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

10.	FIXED ASSETS

Fixed assets consist of:

	2024	2023
Cost
Land	$177	$188
Buildings	3,119	3,014
Machinery and equipment	19,356	19,226
	22,652	22,428
Accumulated depreciation
Buildings	(1,470)	(1,394)
Machinery and equipment	(11,598)	(11,416)
	$9,584	$9,618

Included in the cost of fixed assets are construction in progress expenditures of $2.8 billion [2023 - $2.6 billion] that have not been depreciated.

11.	GOODWILL

The following is a continuity of goodwill by segment:

	Body Exteriors & Structures	Power & Vision	Seating Systems	Complete Vehicles	Corporate	Total
Balance, December 31, 2022	448	1,198	260	105	20	2,031
Acquisitions [note 7b]	—	670	—	—	—	670
Foreign exchange and other	4	60	(2)	4	—	66
Balance, December 31, 2023	452	1,928	258	109	20	2,767
Acquisitions [note 7a]	—	34	—	—	—	34
Foreign exchange and other	(17)	(94)	(8)	(7)	(1)	(127)
Balance, December 31, 2024	$435	$1,868	$250	$102	$19	$2,674

The Company assessed goodwill impairment based on a comparison of each reporting unit’s fair value to the underlying carrying amount of net assets, including goodwill. Fair value of a reporting unit is determined using estimated discounted future cash flows, which involves significant estimates including forecasted production volumes and sales, discount rates, and terminal growth rates.

The Company reviewed goodwill for impairment as at December 31, 2024 and identified two reporting units with a heightened risk of impairment. Differing assumptions could affect fair value estimates, or future performance against such assumptions could result in a reduction in estimated fair value and a potential future impairment loss.

A reporting unit within Body Exteriors & Structures has goodwill of $202 million and estimated fair value exceeds the carrying amount by approximately 1%. However, changes to the following assumptions would impact the reporting unit’s estimated fair value as follows:

•	Increasing the discount rate by 50 basis points results in the fair value to be below the carrying amount by approximately 5%, or $300 million;
•	Decreasing the terminal growth rate by 50 basis points results in the fair value to be below carrying amount by approximately 3%, or $170 million; or
•	Decreasing planned production volumes would impact forecasted sales and could lead to a reduction in the reporting unit’s estimated fair value below its carrying amount.

A reporting unit within Power & Vision has goodwill of $688 million and estimated fair value exceeds the carrying amount by approximately 4%. However, changes to the following assumptions would impact the reporting unit’s estimated fair value as follows:

•	Increasing the discount rate by 50 basis points results in the fair value to be below the carrying amount by approximately 6%, or $120 million;
•	Decreasing the terminal growth rate by 50 basis points results in the fair value to be below the carrying amount by approximately 1%, or $40 million; or
•	Decreasing forecasted sales due to increased competition, lower planned production volumes, or lower take-rates for ADAS systems could lead to a reduction in the reporting unit’s estimated fair value below its carrying amount.

The Company believes the assumptions used to estimate fair value are reasonable and appropriate, however the future financial performance of a reporting unit is dependent on the Company’s ability to realize its business plan, which is affected by future market and economic conditions. In addition, future changes in management’s assumptions and/or estimates could lead to different fair value estimates and potentially result in impairment charges.

2024 Annual Financial Statements     14

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

12.	INCOME TAXES

[a]	The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2024	2023
Canadian statutory income tax rate	26.5%	26.5%
Tax on repatriation of foreign earnings	4.1	3.6
Valuation allowance on deferred tax assets	3.1	(3.0)
Net effect of losses not benefited	2.8	1.2
Foreign exchange re-measurement	1.7	(1.7)
Reserve for uncertain tax positions	(0.4)	0.6
Non-taxable capital (gains) losses	(1.1)	1.2
Earnings of equity accounted investees	(1.3)	(1.4)
Deductible inflationary adjustments	(1.8)	(1.7)
Foreign rate differentials	(2.3)	(3.2)
Research and development tax credits	(4.5)	(4.1)
Others	2.1	1.9
Effective income tax rate	28.9%	19.9%

[b]	The details of income (loss) before income taxes by jurisdiction are as follows:

	2024	2023
Canadian	$56	$(184)
Foreign	1,486	1,790
	$1,542	$1,606

[c]	The details of the income tax provision are as follows:

	2024	2023
Current
Canadian	$46	$24
Foreign	510	557
	556	581
Deferred
Canadian	(12)	(26)
Foreign	(98)	(235)
	(110)	(261)
	$446	$320

2024 Annual Financial Statements     15

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]	Deferred income taxes have been provided on temporary differences, which consist of the following:

	2024	2023
Unrealized remeasurement of investments	$63	$(26)
Change in valuation allowance on deferred tax assets	47	(47)
Tax on undistributed foreign earnings	19	4
Tax depreciation in excess of book depreciation	29	33
Net tax losses benefit	(67)	(25)
Net increase in non-deductible liabilities	(96)	(63)
Book amortization in excess of tax amortization	(112)	(112)
Others	7	(25)
	$(110)	$(261)

[e]	Deferred tax assets and liabilities consist of the following temporary differences:

	2024	2023
Assets
Tax benefit of loss carryforwards	$1,187	$892
Liabilities currently not deductible for tax	451	400
Operating lease liabilities	449	399
Other assets tax value in excess of book value	263	150
Unrealized losses on foreign exchange hedges and retirement liabilities	100	44
Tax credit carryforwards	89	90
Unrealized losses on remeasurement of investments	12	79
Others	9	29
	2,560	2,083
Valuation allowance against tax benefit of loss carryforwards	(841)	(597)
Other valuation allowance	(241)	(221)
	$1,478	$1,265
Liabilities
Operating lease right-of-use assets	446	403
Tax depreciation in excess of book depreciation	294	232
Tax on undistributed foreign earnings	188	171
Unrealized gain on foreign exchange hedges and retirement liabilities	8	22
	936	828
Net deferred tax assets	$542	$437

The net deferred tax assets are presented on the consolidated balance sheet in the following categories:

	2024	2023
Long-term deferred tax assets	$819	$621
Long-term deferred tax liabilities	(277)	(184)
	$542	$437

[f]	Deferred income taxes have not been provided on $5 billion of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings should not give rise to additional tax liabilities upon repatriation or are indefinitely reinvested. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

2024 Annual Financial Statements     16

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[g]	Income taxes paid in cash [net of refunds] for the year ended December 31, 2024 were $499 million [2023 - $546 million].

[h]	As at December 31, 2024, the Company had domestic and foreign operating loss carryforwards of $4.7 billion and tax credit carryforwards of $89 million. Approximately $2.4 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2025 and 2044.

[i]	As at December 31, 2024 and 2023, the Company's gross unrecognized tax benefits were $204 million and $220 million, respectively [excluding interest and penalties], of which $135 million and $188 million, respectively, if recognized, would affect the Company's effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company's effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets. A summary of the changes in gross unrecognized tax benefits is as follows:

	2024	2023
Balance, beginning of year	$220	$142
Increase based on tax positions related to current year	11	28
Increase based on tax positions of prior years	2	—
Settlements	(6)	1
Foreign currency translation	(15)	5
Statute expirations	(8)	(14)
Acquisitions [note 7]	—	58
	$204	$220

As at December 31, 2024, the Company recorded interest and penalties on unrecognized tax benefits of $30 million [2023 – $35 million], which reflects a decrease of $5 million [2023 – increase of $6 million] in expenses related to changes in its reserves for interest and penalties.

The Company operates in multiple jurisdictions and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. During the next twelve months, it is reasonably possible that, as a result of audit settlements, the conclusion of current examinations, or the expiration of the statute of limitations in several jurisdictions, the Company may decrease the amount of its gross unrecognized tax benefits [including interest and penalties] by approximately $41 million, which if recognized, would affect its effective tax rate.

The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany, Mexico and China. With few exceptions, the Company remains subject to income tax examination in Germany for years after 2011, Austria, Canada, China and Mexico for years after 2018, and U.S. federal jurisdiction for years after 2020.

2024 Annual Financial Statements     17

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

13.	INTANGIBLE ASSETS

Intangible assets consist of:

	Remaining weighted average useful life in years	2024	2023
Cost
Customer relationship intangibles	3	$473	$514
Patents and Technology	6	572	613
Computer software and other licenses	4	593	621
		1,638	1,748
Accumulated depreciation
Customer relationship intangibles		(249)	(236)
Patents and Technology		(215)	(163)
Computer software and other licenses		(436)	(473)
		$738	$876

The Company recorded $167 million and $137 million of amortization expense related to finite-lived intangible assets for the years ended December 31, 2024 and 2023, respectively. The Company currently estimates annual amortization expense to be $156 million for 2025, $140 million for 2026, $127 million for 2027, $111 million for 2028 and $98 million for 2029.

14.	OTHER ASSETS

Other assets consist of:

	2024	2023
Preproduction costs related to long-term supply agreements	$697	$835
Long-term receivables	239	321
Pension overfunded status [note 18[a]]	57	41
Unrealized gain on cash flow hedges [note 22]	11	4
Other	116	118
	$1,120	$1,319

15.	WARRANTY

The following is a continuity of the Company's warranty accruals:

	2024	2023
Balance, beginning of year	$270	$257
Expense, net	149	85
Settlements	(100)	(91)
Business combination	—	12
Foreign exchange and other	(10)	7
	$309	$270

2024 Annual Financial Statements     18

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

16.	DEBT

Short-term borrowings

[a]	Commercial Paper Program

The Company has a U.S. commercial paper program [the "U.S. Program"] and a euro-commercial paper program [the "euro-Program"]. Under the U.S. Program, the Company may issue U.S. commercial paper notes [“the U.S. notes”] up to a maximum aggregate amount of U.S. $2 billion. Under the euro-Program, the Company may issue euro-commercial paper notes [the "euro notes"] up to a maximum aggregate amount of €1 billion or its equivalent in alternative currencies. The U.S. notes and the euro notes are guaranteed by the Company's existing global credit facility. As at December 31, 2024, $271 million [2023 - $299 million] of U.S. notes were outstanding, with a weighted average interest rate of 4.74% [2023 - 5.57%] and no notes were outstanding under the euro-commercial paper program [2023 - $210 million with a weighted average interest rate of 4.02%]. Maturities on amounts outstanding are less than three months.

[b]	Credit Facilities

On May 10, 2024, the Company extended the maturity date of its $800 million 364-day syndicated revolving credit facility from June 24, 2024 to June 24, 2025. The facility can be drawn in U.S. dollars or Canadian dollars. The Company had not borrowed any funds under this credit facility as at December 31, 2024 or 2023.

Long-term borrowings

[a]	The Company's long-term debt, net of unamortized issuance costs, is substantially uncollateralized and consists of the following:

	2024	2023
Senior Notes[i]
$650 million due October 2025 at 4.150%	$649	$648
$300 million due March 2026 at 5.980%	299	298
€600 million due September 2027 at 1.500%	620	662
$400 million due March 2029 at 5.050%	397	—
Cdn$450 million due May 2029 at 4.800%	311	—
$750 million due June 2030 at 2.450%	746	745
Cdn$350 million due January 2031 at 4.950%	242	263
€550 million due March 2032 at 4.375%	566	604
$500 million due March 2033 at 5.500%	496	495
$750 million due June 2024 at 3.625%	—	750
Bank term debt at a weighted average interest rate of 5.06% [2023 – 5.99%], denominated primarily in USD and Chinese Renminbi	506	510
Government loans at a weighted average interest rate of 0.00% [2023 – 0.12%], denominated primarily in Canadian dollar	6	8
Other	4	11
	4,842	4,994
Less due within one year	708	819
	$4,134	$4,175

[i] The Senior Notes are unsecured obligations and do not include any financial covenants. The Company may redeem the notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes.

2024 Annual Financial Statements     19

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]	Future principal repayments on long-term debt are estimated to be as follows:

2025	$709
2026	408
2027	652
2028	305
2029	716
Thereafter	2,072
$4,862

[c]	During 2024, the Company issued the following Senior Notes:

	Settlement Date	Maturity Date
Cdn$450 million at 4.800%	May 30, 2024	May 30, 2029
$400 million at 5.050%	March 14, 2024	March 14, 2029

The Senior Notes were issued for general corporate purposes, including the repayment of $750 million in Senior Notes that matured on Notes that matured on June 17, 2024.

[d]	On March 28, 2024, the Company extended the maturity date of its $2.7 billion syndicated revolving credit facility from June 24, 2028, to June 25, 2029. No amounts are outstanding under this credit facility.

[e]	Interest expense, net includes:

	2024	2023
Interest expense
Current	$127	$80
Long-term	182	162
	309	242
Interest income	(98)	(86)
Interest expense, net	$211	$156

[f]	Interest paid in cash was $309 million for the year ended December 31, 2024 [2023 - $242 million].

2024 Annual Financial Statements     20

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

17.	LEASES

[a]	The Company has entered into leases primarily for real estate, manufacturing equipment and vehicles with terms that typically range from 1 to 15 years, excluding land use rights which generally extend over 90 years. These leases often include options to extend the term of the lease, most often for a period of 5 years. When it is reasonably certain that the option will be exercised, the impact of the option is included in the lease term for purposes of determining total future lease payments.

Costs associated with the Company's operating lease expense were as follows:

	2024	2023
Operating lease expense	$410	$353
Short-term lease expense	21	18
Variable lease expense	30	27
Total lease expense	$461	$398

Supplemental information related to the Company's operating leases is as follows:

	2024	2023
Operating cash flows – cash paid	$438	$366
New right-of-use assets	$748	$320
Weighted-average remaining lease term	9 years	8 years
Weighted-average discount rate	6.3%	5.4%

[b]	Operating lease liabilities consist of:

Current operating liabilities	$293	$399
Non-current operating lease liabilities	1,662	1,319
Total lease liabilities	$1,955	$1,718

[c]     Future annual payments for operating leases are as follows:[i]

2025	$379
2026	333
2027	298
2028	264
2029	230
Thereafter	1,006
2,510
Less: amount representing interest	555
Total lease liabilities	$1,955

[i]	Excludes $11 million of future payments for leases, primarily for manufacturing facilities, commencing during 2025.

[d]	The Company's finance leases were not material for any of the periods presented.

2024 Annual Financial Statements     21

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

18.	LONG-TERM EMPLOYEE BENEFIT LIABILITIES

Long-term employee benefit liabilities consist of:

	2024	2023
Defined benefit pension plans and other [a]	$126	$124
Termination and long-term service arrangements [b]	375	428
Retirement medical benefits plans	17	20
Other long-term employee benefits	15	19
Long-term employee benefit obligations	$533	$591

[a]	Defined benefit pension plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements.

The significant weighted average actuarial assumptions adopted in measuring the Company's obligations and costs are as follows:

	2024	2023
Projected benefit obligation
Discount rate	4.6%	4.7%
Rate of compensation increase	3.2%	3.7%
Net periodic benefit cost
Discount rate	4.1%	4.5%
Rate of compensation increase	3.2%	3.7%
Expected return on plan assets	5.9%	5.7%

2024 Annual Financial Statements     22

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Information about the Company's defined benefit pension plans is as follows:

	2024	2023
Projected benefit obligation
Beginning of year	$511	$498
Current service cost	7	6
Interest cost	22	22
Actuarial gains and changes in actuarial assumptions	(17)	5
Benefits paid	(22)	(24)
Acquisition [note 7]	—	4
Divestiture	—	(10)
Foreign exchange	(26)	10
End of year	475	511
Plan assets at fair value [i]
Beginning of year	427	391
Return on plan assets	17	41
Employer contributions	5	7
Benefits paid	(22)	(19)
Foreign exchange	(22)	7
End of year	405	427
Ending funded status – Plan deficit	$70	$84
Amounts recorded in the consolidated balance sheet
Non-current asset [note 14]	$57	$41
Current liability	1	1
Non-current liability	126	124
Net liability	$70	$84

Unrecognized actuarial losses recorded in accumulated other comprehensive income	$(72)	$(75)
Net periodic benefit cost
Current service cost	$7	$6
Interest cost	22	22
Return on plan assets	(24)	(21)
Actuarial (gains) losses	(18)	3
Net periodic benefit cost	$(13)	$10

2024 Annual Financial Statements     23

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[i]	The asset allocation of the Company's defined benefit pension plans at December 31, 2024 and the target allocation range for 2025 are as follows:

	2025	2024
Fixed income securities	60-86%	64%
Equity securities	14-44%	27%
Cash and cash equivalents	0-10%	9%
	100%	100%

Substantially all of the plan assets' fair value has been determined using significant observable inputs [level 2] from indirect market prices on regulated financial exchanges.

The expected rate of return on plan assets was determined by considering the Company's current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

[b]	Termination and long-term service arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to certain employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

The weighted average significant actuarial assumptions adopted in measuring the Company's projected termination and long-term service benefit obligations and net periodic benefit cost are as follows:

	2024	2023
Discount rate	5.2%	5.3%
Rate of compensation increase	3.5%	3.7%

2024 Annual Financial Statements     24

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Information about the Company's termination and long-term service arrangements is as follows:

	2024	2023
Projected benefit obligation
Beginning of year	$445	$387
Current service cost	16	16
Interest cost	20	20
Actuarial (gains) losses and changes in actuarial assumptions	(4)	21
Benefits paid	(46)	(24)
Foreign exchange	(40)	25
Ending funded status – Plan deficit	$391	$445

Amounts recorded in the consolidated balance sheet
Current liability	$16	$17
Non-current liability	375	428
Net liability	$391	$445

Unrecognized actuarial losses recorded in accumulated other comprehensive income	$(51)	$(59)

Net periodic benefit cost
Current service cost	$16	$16
Interest cost	20	20
Actuarial losses	3	7
Net periodic benefit cost	$39	$43

[c]	Future benefit payments

		Termination
	Defined	and long-term	Retirement
	benefit	service	medical
	pension plans	arrangements	benefits plans	Total
Expected employer contributions - 2025	$6	$16	$1	$23

Expected benefit payments:
2025	$26	$16	$1	$43
2026	26	17	1	44
2027	27	18	1	46
2028	27	24	1	52
2029	28	26	2	56
Thereafter	150	174	6	330
	$284	$275	$12	$571

19.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2024	2023
Long-term portion of income taxes payable	$143	$167
Long-term portion of deferred revenue	97	223
Asset retirement obligation	32	37
Long-term portion of fair value of hedges [note 21]	83	8
Other	41	40
	$396	$475

2024 Annual Financial Statements     25

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

20.	CAPITAL STOCK

[a]	At December 31, 2024, the Company's authorized, issued and outstanding capital stock are as follows:

Preference shares - issuable in series -

99,760,000 authorized preference shares, issuable in series, none of which are currently issued or outstanding.

Common Shares -

Common Shares without par value [unlimited amount authorized] have the following attributes:

[i]	Each share is entitled to one vote per share at all meetings of shareholders.

[ii]	Each share shall participate equally as to dividends.

[b]	The Company had a Normal Course Issuer Bid in place for the 12-month period ending November 2023 [“2023 Bid”]. Subsequently, the Company entered into a new Normal Course Issuer Bid for the 12-month period ending February 2025 [“Prior 2024 Bid”], which was terminated on November 6, 2024.

On November 5, 2024, the Toronto Stock Exchange [“TSX”] accepted the Company’s Notice of Intention to make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company’s stock-based compensation awards or programs and/or the Company’s obligations to its deferred profit sharing plans, of up to 28.5 million Magna Common Shares [the “2024 Bid”], representing approximately 10% of the Company’s public float of Common Shares. The Bid commenced on November 7, 2024, and will terminate no later than November 6, 2025.

The following is a summary of the Normal Course Issuer Bids [the number of shares in the table below are expressed in whole numbers]:

	2024		2023
	Shares	Cash	Shares	Cash
	purchased	amount	purchased	amount
2022 Bid	—	$—	239,296	$13
Prior 2024 Bid	98,636	5	—	—
2024 Bid	4,551,327	202	—	—
	4,649,963	$207	239,296	$13

[c]	The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 26, 2025 were exercised or converted:

Common Shares	281,688,546
Stock options [i]	5,905,458
287,594,004

[i]	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

2024 Annual Financial Statements     26

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

21.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss [“AOCL”]:

	2024	2023
Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of year	$(836)	$(1,018)
Net unrealized (loss) gain	(539)	183
Repurchase of shares under Normal Course Issuer Bids [note 20]	7	(1)
Balance, end of year	(1,368)	(836)

Accumulated net unrealized gain on cash flow hedges [b]
Balance, beginning of year	43	5
Net unrealized (loss) gain	(102)	94
Reclassifications to net income [a]	(54)	(56)
Balance, end of year	(113)	43

Accumulated net unrealized loss on other long-term employee benefit liabilities [b]
Balance, beginning of year	(105)	(101)
Revaluation	1	—
Net unrealized loss	—	(5)
Reclassifications to net income [a]	1	1
Balance, end of year	(103)	(105)

Total accumulated other comprehensive loss [c]	$(1,584)	$(898)

[a]	The effects on net income of amounts reclassified from AOCL were as follows:

	2024	2023
Cash flow hedges
Sales	$(7)	$(32)
Cost of sales	76	107
Income tax	(15)	(19)
Net of tax	54	56

Other long-term employee benefit liabilities
Cost of sales	(1)	(1)
Income tax	—	—
Net of tax	(1)	(1)

Total reclassification to net income	$53	$55

2024 Annual Financial Statements     27

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]	The amount of income tax benefit (loss) that has been allocated to each component of other comprehensive loss is as follows:

	2024	2023
Accumulated net unrealized loss on translation of net investment in foreign operations	$5	$6

Accumulated net unrealized gain on cash flow hedges
Balance, beginning of year	(16)	—
Net unrealized gain (loss)	46	(35)
Reclassifications to net income	15	19
Balance, end of year	45	(16)

Accumulated net unrealized loss on other long-term liabilities
Balance, beginning of year	9	6
Net unrealized (loss) gain	(3)	3
Reclassifications to net income	(2)	—
Balance, end of year	4	9

Total income tax benefit (loss)	$54	$(1)

[c]	The amount of other comprehensive loss that is expected to be reclassified to net income during 2025 is $78 million.

22.	FINANCIAL INSTRUMENTS

[a]	Foreign exchange contracts

At December 31, 2024, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

					For U.S dollars		For Canadian dollars		For euros
		Weighted		Weighted		Weighted	US	Weighted	US	Weighted
Buy	Peso	average	Canadian	average	euro	average	dollar	average	dollar	average
(sell)	amount	rate	amount	rate	amount	rate	amount	rate	amount	rate
2025	12,117	0.050	1,237	0.747	197	1.083	180	1.364	160	0.911
2025	(60)	18.703	(245)	1.364	(146)	0.911	(924)	0.747	(214)	1.083
2026	6,803	0.049	602	0.751	146	1.109	58	1.346	73	0.896
2026	—	—	(77)	1.346	(66)	0.896	(453)	0.751	(162)	1.109
2027	3,521	0.046	313	0.749	98	1.119	28	1.341	51	0.890
2027	(34)	22.566	(37)	1.341	(45)	0.890	(234)	0.749	(110)	1.119
2028	—	—	114	0.756	10	1.145	10	1.323	31	0.887
2028	—	—	(13)	1.323	(27)	0.887	(86)	0.756	(12)	1.145
2029	—	—	—	—	(7)	0.884	—	—	8	0.884
	22,347		1,894		160		(1,421)		(175)

Based on forward foreign exchange rates as at December 31, 2024 for contracts with similar remaining terms to maturity, the pre-tax gains and losses relating to the Company's foreign exchange forward contracts recognized in other comprehensive income were $38 million and $116 million, respectively [note 21].

The Company does not enter into foreign exchange forward contracts for speculative purposes.

2024 Annual Financial Statements     28

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]    Financial assets and liabilities

The Company's financial assets and liabilities consist of the following:

	2024	2023
Financial assets
Cash and cash equivalents	$1,247	$1,198
Accounts receivable	7,376	7,881
Warrants and public and private equity investments	220	264
Debt investments	31	22
Long-term receivables included in other assets [note 14]	260	321
	$9,134	$9,686

Financial liabilities
Short-term borrowing	$271	$511
Long-term debt (including portion due within one year)	4,842	4,994
Operating lease liability	1,955	1,718
Accounts payable	7,194	7,842
	$14,262	$15,065

Foreign currency contracts designated as effective hedges, measured at fair value
Prepaid expenses	$33	$78
Other assets	10	4
Other accrued liabilities	(107)	(13)
Other long-term liabilities	(83)	(8)
	$(147)	$61

[c]    Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table summarizes the Company's derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated	Net
	balance sheets	balance sheets	amounts
December 31, 2024
Assets	$43	$37	$6
Liabilities	$(190)	$(37)	$(153)

December 31, 2023
Assets	$82	$7	$75
Liabilities	$(20)	$(7)	$(13)

2024 Annual Financial Statements     29

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]    Supplier financing programs

The Company has supplier financing programs with third-party financial institutions that provide financing to suppliers that provide tooling related materials. These arrangements allow these suppliers to elect to be paid by a financial institution at a discount earlier than the maturity date of the receivable, which may extend from 6 to 18 months. The Company will pay the full amount owing to the financial institution on the maturity dates. Amounts outstanding under these programs as at December 31, 2024 were $86 million [2023 – $132 million] and are presented within accounts payable. The table below rolls forward the amounts outstanding under the Company’s supplier financing programs:

	2024	2023
Balance, beginning of year	$132	$135
Amounts settled	(172)	(106)
Amounts added to the program	126	103
Balance, end of year	$86	$132

[e]    Fair value

The Company determines the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Publicly traded and private equity securities

The fair value of the Company’s investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded [Level 1 input based on the GAAP fair value hierarchy].

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company [Level 3 input based on the GAAP fair value hierarchy].

Warrants

The Company estimates the value of its warrants based on the quoted prices in the active market for the common shares [Level 2 inputs based on the GAAP fair value hierarchy].

Term Loans

The Company’s Term Loans consist of advances in the form of 1, 3 or 6-month loans that may be rolled over until the end of the 3 and 5-year terms. Due to the short-term maturity of each loan, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

2024 Annual Financial Statements     30

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Senior Notes

At December 31, 2024, the net book value of the Company's Senior Notes was $4.3 billion and the estimated fair value was $4.3 billion. The fair value of our Senior Notes are classified as Level 1 when quoted prices in active markets are available and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.

[f]    Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, debt investments, and foreign exchange and commodity forward contracts with positive fair values. Cash and cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2024, sales to the Company's six largest customers represented 73% [2023 - 76%] of the Company's total sales; and substantially all of its sales are to customers with which the Company has ongoing contractual relationships. The Company conducts business with newer electric vehicle-focused customers, which poses incremental credit risk due to their relatively short operating histories; limited financial resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate the Company’s risks in dealing with such customers, particularly with respect to recovery of: pre-production (including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized preproduction expenditures; as well as other third party obligations related to such items. As at December 31, 2024, the Company’s balance sheet exposure related to newer electric vehicle-focused customers was approximately $300 million [2023 – $600 million]. In determining the allowance for expected credit losses, the Company considers changes in customers’ credit ratings, liquidity, customers’ historical payments and loss experience, current economic conditions, and the Company's expectations of future economic conditions. For the years ended December 31, 2024, and 2023, sales to these customers represented less than 5% of the Company's total sales.

[g]   Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, and when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts [note 22[a]].

[h]   Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand than by movements in interest rates over a given period.

The Company is exposed to interest rate risk on its Term Loans as the interest rate is variable; however, the Company is not exposed to interest rate risk on Senior Notes as the interest rates are fixed.

[i]    Equity price risk

Public equity securities and warrants

The Company's public equity securities and warrants are subject to market price risk due to the risk of loss in value that would result from a decline in the market price of the common shares or underlying common shares.

2024 Annual Financial Statements     31

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

23.	CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In December 2023, the Company received a notification [the “Notification Letter”] from a customer informing the Company as to the customer’s initial determination that one of the Company’s operating groups bears responsibility for costs totaling $352 million related to two product recalls. The Notification Letter triggered a negotiation period regarding financial allocation of the total costs for the two recalls, which remains ongoing. In the event such negotiations are not concluded successfully, the customer has discretion under its Terms and Conditions to debit Magna up to 50% of the parts and labour costs actually incurred related to the recalls. The Company believes that the product in question met the customer’s specifications, and accordingly, is vigorously contesting the customer’s determination. Magna does not currently anticipate any material liabilities.

In July 2024, a supplier filed a claim against the Company for alleged damages arising from de-sourcing of its component on one OEM customer’s applications, as well as volume shortfalls on another OEM customer’s applications containing the component. The supplier also filed multiple patent infringement claims related to the de-sourced component. On December 26, 2024, the Company and the supplier agreed to a global settlement of these claims, providing for: 1) the withdrawal of the current court proceedings and claims in exchange for payment by the Company of €50 million in 2024, and €25 million for each of 2025 and 2026; 2) royalty payments by the Company for its current and future use of the supplier’s patents; and 3) other covenants intended to prevent litigation and resolve any future disputes between the parties.

24.	SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics, and roof systems.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker is the Chief Executive Officer. The chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. The chief operating decision maker uses Adjusted EBIT to assess operating performance, allocate resources, and to help plan the Company's long-term strategic direction and future global growth. Adjusted EBIT is calculated by taking Net income and adding back Amortization of acquired intangible assets, Income taxes, Interest expense, net and Other (income) expense, net.

The accounting policies of each segment are the same as those set out under "Significant Accounting Policies" [note 2]. All intersegment sales and transfers are accounted for at fair market value.

2024 Annual Financial Statements     32

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[a]	The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated income before income taxes:

	2024
					Equity
	Total	External	Adjusted		(income)
	sales	sales	EBIT	Depreciation	loss
Body Exteriors & Structures	$16,999	$16,745	$1,283	$731	$(4)
Power & Vision	15,391	15,132	810	572	(70)
Seating Systems	5,800	5,787	223	98	(24)
Complete Vehicles	5,186	5,155	130	83	(7)
Corporate & Other [i]	(540)	17	(117)	26	4
Total Reportable Segments	$42,836	$42,836	$2,329	$1,510	$(101)

	2023
					Equity
	Total	External	Adjusted		loss
	sales	sales	EBIT	Depreciation	(income)
Body Exteriors & Structures	$17,511	$17,199	$1,304	$716	$4
Power & Vision	14,305	14,052	668	510	(107)
Seating Systems	6,047	6,027	218	89	(3)
Complete Vehicles	5,538	5,502	124	100	(8)
Corporate & Other [i]	(604)	17	(76)	21	2
Total Reportable Segments	$42,797	$42,797	$2,238	$1,436	$(112)

	2024
				Fixed	Fixed
	Net			assets,	asset
	assets	Investments	Goodwill	net	additions
Body Exteriors & Structures	$8,727	$24	$435	$5,805	$1,338
Power & Vision	6,982	525	1,868	2,828	644
Seating Systems	1,401	193	250	476	112
Complete Vehicles	439	105	102	375	59
Corporate & Other	724	198	19	100	25
Total Reportable Segments	$18,273	$1,045	$2,674	$9,584	$2,178

	2023
				Fixed	Fixed
	Net			assets,	asset
	assets	Investments	Goodwill	net	additions
Body Exteriors & Structures	$8,147	$2	$452	$5,569	$1,638
Power & Vision	7,880	696	1,929	2,991	664
Seating Systems	1,340	172	257	506	108
Complete Vehicles	574	100	109	453	65
Corporate & Other	1,066	303	20	100	25
Total Reportable Segments	$19,007	$1,273	$2,767	$9,619	$2,500

[i]	Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

2024 Annual Financial Statements     33

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Other segment items constitute the difference between External sales by segment and Adjusted EBIT by segment, and are comprised of cost of goods sold, selling, general, and administrative expenses, depreciation, and equity income. No significant expense categories are being provided to the chief operating decision maker on a regular basis.

[b] The following table reconciles Net income from operations to Adjusted EBIT:

	2024	2023
Net Income	$1,096	$1,286
Add:
Amortization of acquired intangible assets	112	88
Interest expense, net	211	156
Other expense, net	464	388
Income taxes	446	320
Adjusted EBIT	$2,329	$2,238

[c] The following table reconciles Total Assets to Net Assets:

	2024	2023
Total Assets	$31,039	$32,255
Deduct assets not included in segment net assets:
Cash and cash equivalents	(1,247)	(1,198)
Deferred tax assets	(819)	(621)
Long-term receivables from joint venture partners	(67)	(49)
Deduct liabilities included in segment net assets:
Accounts payable	(7,194)	(7,842)
Accrued salaries and wages	(867)	(912)
Other accrued liabilities	(2,572)	(2,626)
Segment Net Assets	$18,273	$19,007

[d] The following table aggregates external revenues by customer as follows:

	2024	2023
General Motors	$6,588	$6,162
Daimler AG	5,563	5,785
Ford Motor Company	5,296	5,317
BMW	5,042	5,334
Volkswagen	4,388	4,684
Stellantis	4,330	5,246
Other	11,629	10,269
	$42,836	$42,797

2024 Annual Financial Statements     34

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[e]	The following table summarizes external revenues and long-lived assets by geographic region:

	External Sales		Fixed Assets, Net
	2024	2023	2024	2023
North America
United States	$10,927	$10,855	$2,624	$2,297
Mexico	5,366	4,958	1,635	1,509
Canada	4,322	4,909	1,109	1,211
	20,615	20,722	5,368	5,017
Europe
Austria	6,381	6,926	679	787
Germany	4,199	4,403	769	831
Czech Republic	1,553	1,330	314	342
Poland	797	798	174	238
Sweden	432	322	125	150
Italy	419	464	218	240
United Kingdom	401	442	152	162
Spain	399	390	73	81
Slovakia	296	273	329	329
Turkey	255	325	13	9
France	245	337	75	77
Other Europe	239	207	223	214
	15,616	16,217	3,144	3,460
Asia Pacific
China	5,564	4,843	945	958
India	180	242	47	100
Other Asia Pacific	338	231	10	12
	6,082	5,316	1,002	1,070
Rest of World	523	542	70	72
	$42,836	$42,797	$9,584	$9,619

25.	SUBSEQUENT EVENT

NORMAL COURSE ISSUER BID

Subsequent to December 31, 2024, we purchased 1,187,382 Common Shares for cancellation and 92,928 Common Shares to satisfy stock-based compensation awards each under our existing normal course issuer bid for cash consideration of $51 million.

2024 Annual Financial Statements     35